                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934



                            People's Choice TV Corp.
            ---------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $0.01 par value
            ---------------------------------------------------------
                         (Title of Class of Securities)


                                    710847104
            ---------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                                Matthew Oristano
                          c/o People's Choice TV Corp.
                          2 Corporate Drive, Suite 249
                                Shelton, CT 06484
                                 (203) 929-2800
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                                Daniel D. Rubino
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  May 20, 1999
            ---------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following:



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                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 710847104                                       Page  2  of  6  Pages
---------------------                                     ---------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Matthew Oristano

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [ ]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                205,000
                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  0
    OWNED BY          --------- -----------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH                  205,000
                      --------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            205,000
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            1.6%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 710847104                                       Page  3  of  6  Pages
---------------------                                     ---------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Alda Multichannels Ltd.

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [ ]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            WC
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  0
    OWNED BY          --------- -----------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH                  0
                      --------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                0
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            0
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 to Schedule 13D relates to the common stock, $.01 par value (the "Common Stock"), of People's Choice TV Corp., a Delaware corporation (the "Issuer"). This Amendment No. 2 supplementally amends the initial statement on Schedule 13D of the Reporting Persons filed on February 11, 1998 (the "Initial Statement") and Amendment No. 1 thereton filed on April 19, 1999. The principal executive offices of the Issuer are located at 2 Corporate Drive, Suite 249, Shelton, CT. This Amendment No. 2 is being filed by the Reporting Persons solely to report recent transactions in the Common Stock as a result of which the percentage of shares of Common Stock of which the Reporting Persons may be deemed the beneficial owners of has changed by more than one percent. Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement.

     Item 4 is hereby amended as follows:

Item 4.  Purpose of the Transaction.

     Pursuant to the terms of the Stockholder and Option Agreement dated as of April 12, 1999 (the "Option Agreement") between the Reporting Persons and Sprint, Sprint purchased the Option Shares at a price equal to $10.00 in cash per share of Common Stock.

     Item 5 is hereby amended as follows:

Item 5.  Interest in Securities of the Issuer.

     As of May 20, 1999, the Reporting Persons ceased to be the beneficial owner of more than 5% of the shares of Common Stock of the Company.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  May 27, 1999               MATTHEW ORISTANO


                                   /s/ Matthew Oristano
                                   ---------------------------



                                   ALDA MULTICHANNELS LTD.


                                   By: /s/ Matthew Oristano
                                       -----------------------
                                       President